Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com
Website

www.aurizon.com

Toronto Stock Exchange Ticker Symbol - ARZ NYSE Amex Ticker Symbol - AZK U.S. Registration (File 001-31893) Issue No. 20-2011

August 11, 2011
FOR IMMEDIATE RELEASE

AURIZON REPORTS SECOND QUARTER 2011 RESULTS

Aurizon reports unaudited financial results for the second quarter of 2011, which have been prepared on the basis of available information up to August 10, 2011. Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company and the first quarter interim financial statements issued for March 31, 2011. All dollar amounts are in Canadian dollars unless otherwise stated. Our results are prepared in accordance with International Financial Reporting Standards (“IFRS”). All prior period information has been restated or reclassified for comparative purposes in accordance with IFRS.

Second Quarter 2011 Highlights and Significant Items

Gross profit of $29.1 million, up 45% from second quarter 2010.

Profit of $6.3 million, or $0.04 per share, increasing 17% from the second quarter 2010.

Cash flow from operations increased 40% to $23.1 million compared to second quarter 2010.

Gold production of 41,418 ounces, up 8% on the second quarter of 2010.

Total cash costs(1) of US$544 per ounce and operating margins(1) of US$977 per ounce.

Working capital of $157.5 million, including cash of $152.5 million.

Additional Quebec resource taxes totalling approximately $4.4 million, or $0.03 per share, recognized in the second quarter of 2011 as a result of application of new Quebec resource tax legislation that was substantively enacted on May 4, 2011.

Joanna increases Hosco in-pit measured and indicated mineral resources by 31%, however feasibility study delayed.

Positive exploration results from Joanna, Marban and Fayolle.

New CEO announced. Mr George Paspalas is joining Aurizon as Chief Executive Officer effective August 15, 2011. Mr Paspalas brings extensive mine construction and operational experience, including 14 years in senior management positions in the Americas, Africa and Australia.

From the President and Chief Executive Officer, David Hall:

“We produced stronger cash flow and profits in the second quarter compared to first quarter 2011 due to improved operational performance at Casa Berardi. Full credit is due to our operations team for resolving the issues that hampered production in the first quarter” said David Hall, Aurizon’s Chief Executive Officer. “In addition, we commenced shaft deepening at Casa Berardi and embarked upon the largest exploration program in Aurizon’s history, initiatives which we are confident will deliver incremental value for our shareholders in the future. We have delayed the feasibility study on Joanna in order that additional studies and optimization plans can be completed, but we are confident on the future development of the project given its large gold resource, excellent exploration potential and favourable location.”

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1 See “Non-GAAP” measures on page 8.

Aurizon Mines Ltd.	SECOND QUARTER NEWS RELEASE	Page | 2

FINANCIAL RESULTS

Financial review of the second quarter 2011

Profit of $6.3 million, or $0.04 per share, was achieved in the second quarter of 2011, exceeding profit of $5.4 million, or $0.03 per share, in the same period of 2010.  Results were positively impacted by higher realized gold prices during the quarter, and negatively impacted by increased exploration activities, together with a significant increase in income taxes.  Income and resource taxes totalled $12.7 million, up significantly from $5.0 million for the same period of 2010, as a result of the substantive enactment of new Quebec resource tax legislation and higher taxable profits in the second quarter of 2011.

Revenue from Casa Berardi operations increased 17% to $59 million in the second quarter of 2011 from the sale of 39,900 ounces of gold, compared to $50.5 million from the sale of 39,964 ounces of gold in the same quarter of 2010.  The average realized gold price was US$1,521 per ounce and the average Cad/US exchange rate was 0.97, compared to realized prices of US$1,082 per ounce at an average exchange rate of 1.03 in the same quarter of 2010.

During the second quarter of 2011, 100% of gold sales were made at current market prices.  In the same quarter of 2010, 60% of the gold sales were delivered against gold call options at an average price of US$907 per ounce. The average London p.m. gold fix for the second quarter of 2011 was US$1,504 per ounce compared to US$1,196 per ounce for the same period of 2010.

Cost of sales for the second quarter of 2011, comprising operating costs and depreciation and amortization of $21.1 million and $8.7 million respectively totalled $29.8 million.  On a unit cost basis (1), total cash costs per ounce of gold sold were US$544 and depreciation and amortization was US$225 per ounce, for a total production cost of US$769 per ounce.

Gross profit of $29.1 million in the second quarter of 2011 increased significantly from $20.1 million for the same period of 2010.  Rising gold prices and the elimination of gold deliveries into call options at below market spot prices in the second quarter of 2010 allowed operating profit margins(1) to increase to US$977 per ounce compared to US$578 per ounce in the same quarter of 2010.

Exploration expenditures in the second quarter of 2011 rose 115% to $6.1 million from $2.8 million in the same period of 2010. This is attributable to the seven new exploration properties acquired in 2010 together with continued exploration and feasibility work at Joanna.

General and administrative costs in the second quarter of 2011 totalled $4.2 million compared to $3.2 million for the same period of 2010.  Included in these costs are non-cash stock based compensation charges totalling $1.0 million compared to $0.9 million in the same period of 2010.  Increased costs are related to executive search fees, higher staffing levels to support the increased activities of the Company together with general inflationary pressures.

Income and resource taxes totalled $12.7 million, up significantly from $5.0 million for the same period of 2010, as a result of the substantive enactment of new Quebec resource tax legislation and higher taxable profits in the second quarter of 2011.  The new Quebec resource tax laws are retroactive to March 31, 2010 and accordingly reflect the increase in the tax rate from 12% to 14% from April 1, 2010 and 15% in 2011.  Resource taxes for the second quarter totalled $8.6 million. This includes approximately $4.4 million of additional taxes from the new higher tax rates that were all charged to the current period as required under GAAP. Income taxes totalled $4.1 million, or 21% of pre-tax profits, which is lower than the Canadian statutory income tax rate of 28% as a result of the effect of the higher resource taxes which are deductible for Federal and provincial income tax purposes.

Cash flow from operating activities increased 40% in the second quarter of 2011 to $23.1 million, compared to cash flow of $16.5 million in the same period of 2010.  The increase in cash flow from a year ago is principally due to higher realized gold prices, partially mitigated by higher resource taxes and increased exploration activities.

Investing activities totalled $13 million in the second quarter of 2011 compared to $7.1 million for the same period of 2010.  Capital expenditures at Casa Berardi totalled $13.6 million ($12.3 million on a cash basis) in the second quarter of 2011, of which $10.6 million was on sustaining capital and development, and $3 million was on exploration activity.

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1 See “Non-GAAP” measures on page 8.

Aurizon Mines Ltd.	SECOND QUARTER NEWS RELEASE	Page | 3

First Half 2011

Profit for the six months ended June 30, 2011 was $8.7 million, or $0.05 per share, compared to $7.8 million or $0.05 per share in the same period of 2010.  First half operating results were positively impacted by higher realized gold prices compared to the same period of 2010. Active exploration activities together with a significant increase in income and resource taxes associated with the new Quebec resource tax legislation in the first half of 2011 had an adverse impact on profit compared to the same period of 2010.

Higher ore grades combined with lower ore throughput in the first half of 2011 compared to the same period of 2010 resulted in gold production totalling 73,394 ounces.  Gold production in the first half of 2010 was 73,715 ounces.  The strength of the Canadian dollar over the past year continues to have a moderating effect on the higher US dollar denominated gold prices.

Cash flow from operating activities totalled $37.6 million, compared to cash flow of $25.7 million for the same period of 2010.  Cash flow adjustments in the first half of 2010 for the effects of unrealized gold derivative gains reduced operating cash flow by $4.5 million. Operating profit margins increased to US$882(1) per ounce, compared to US$529 per ounce in the same period of 2010.

Gold production in the first half of 2011 is on track with the Company’s first quarter revised forecast of producing 165,000 ounces of gold in 2011.

Investing activities in the first half of 2010 totalled $24 million, of which $23.9 million ($22.6 million on a cash basis) was incurred on sustaining capital and exploration expenditures at Casa Berardi and $1.4 million was incurred for property acquisition costs, marketable securities, and other capital assets.  In the same period of 2010, investing activities totalled $15.9 million, of which $15.2 million was incurred on capital and exploration expenditures at Casa Berardi and $0.7 million was incurred for property acquisition costs and related  marketable securities.

Financing activities resulted in a cash outflow of $0.4 million in the first half of 2011 compared to cash inflows of $1.5 million for the same period of 2010.

CASH RESOURCES AND LIQUIDITY

As at June 30, 2011, cash and cash equivalents increased to $152.5 million, compared to $139.3 million as at December 31, 2010.  Working capital increased to $157.5 million at June 30, 2011 from $152.5 million at December 31, 2010. The US$50 million revolving credit facility established on January 31, 2011 remains un-utilized as at August 10, 2011.

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1 See “Non-GAAP” measures on page 8.

Aurizon Mines Ltd.	SECOND QUARTER NEWS RELEASE	Page | 4

CASA BERARDI

Operations

(Unaudited)		2011		2010
	1st Half	Q2	Q1	Q4	Q3	Q2	Q1
Operating results
Tonnes milled	339,269	178,233	161,036	191,697	169,913	182,487	178,648
Grade – grams/tonne	7.45	8.00	6.85	6.86	6.15	7.20	6.79
Mill recoveries - %	90.3%	90.4%	90.2%	88.6%	89.1%	91.2%	90.2%
Gold production – ounces	73,394	41,418	31,976	37,496	29,905	38,527	35,188
Gold sold – ounces	74,206	39,900	34,306	34,808	30,755	39,964	34,423
Per ounce data – US$(4)
Average realized gold price (i)	$1,462	$1,521	$1,392	$1,376	$1,119	$1,082	$1,010
Total cash costs (ii)	$580	$544	$621	$531	$604	$504	$538
Amortization (iii)	231	225	238	263	254	240	228
Total production costs (iv)	$811	$769	$859	$794	$858	$744	$766

Table footnotes(4):

(i)

Realized gold prices net of realized derivative gains or losses divided by ounces sold.

(ii)

Operating costs net of by-product credits, divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.

(iii)

Depreciation, amortization and accretion expenses.

(iv)

Total cash costs plus depreciation, amortization and accretion expenses.

Gold production from the Casa Berardi mine in the second quarter of 2011 totalled 41,418 ounces, 8% higher than the same period of 2010.  These results are in line with plan and 30% higher than first quarter results due to higher ore throughput and higher ore grades.  Additional mining equipment and infrastructures, and improved ore handling had a positive impact on productivity and ore throughput.

Daily ore throughput of 1,959 tonnes per day was achieved in the second quarter 2011 compared to 2,005 tonnes per day in the same quarter of 2010.  Unit operating costs(1) on a Canadian dollar per tonne basis in the second quarter of 2011 were 3% higher than plan at $119 per tonne, as a result of changes to the ore handling infrastructure and lower equipment availability in April impacting ore throughput.  Unit operating costs(3) in the same quarter of 2010 were $107 per tonne.

The anticipated higher unit operating costs per tonne in 2011, together with a strong Canadian dollar, resulted in total cash costs of US$544 per ounce in the second quarter of 2011, compared to US$504 in the same quarter of 2010.  A combination of a 12% increase in unit operating costs together with a 6% strengthening of the Canadian dollar, mitigated by 11% higher ore grades resulted in the higher total cash costs per ounce compared to the same quarter of 2010.

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1 See “Non-GAAP” measures on page 8.

Aurizon Mines Ltd.	SECOND QUARTER NEWS RELEASE	Page | 5

Rising gold prices and the elimination of deliveries against call options at below market spot prices which were required in the second quarter of 2010 has allowed operating profit margins(1) to increase to US$977 per ounce compared to US$578 per ounce in the same quarter of 2010.

Higher ore throughput and ore grades are anticipated for the balance of 2011, which is expected to result in lower total cash costs per ounce than those realized in the second quarter of 2011.

Casa Berardi Shaft Deepening

In the first quarter of 2011, a contract was awarded for the deepening of the West Mine production shaft from the 760 metre level down to the 1,080 metre level.  Shaft deepening commenced in the second quarter with 35 metres of sinking and 393 metres of horizontal development completed.  The shaft is expected to be completed toward the end of 2012 and will provide access to the lower portion of Zones 113, 118, and 123 once a drift at the 1,010 metre level is completed in 2013.  The estimated cost of the shaft deepening, drift access to Zones 118 and 123, and related infrastructure is approximately $32 million of which $13.6 million is budgeted for 2011 and $3.8 million has been incurred in the first half of 2011.

Casa Berardi Exploration

Three surface rigs and up to nine underground drill rigs were active at Casa Berardi during the second quarter of 2011.  The surface drill rigs were primarily active exploring the western extensions of the Principal Zone open pit reserves and Zones 148 and 160 near the East mine mill facilities.  The underground drill rigs were primarily focused on infill and step out drilling of the upper extensions of Zones 118 and 123 from the 550 level drift as well as depth extensions of Zones 118 and 120 from the 810 level drift.

OTHER PROPERTIES

Joanna Gold Development Property

Aurizon is currently working on a feasibility study on the Hosco deposit of the Joanna property, which incorporates the increased mineral resource estimate announced on June 13, 2011, together with results of metallurgical pilot tests, geotechnical study, updated capital and operating cost estimates, and other relevant studies.

Some of the studies are still in progress, however, an initial review has indicated that the projected capital and operating costs appear to be significantly higher than previously anticipated. The increased scope of the project, as a result of the expanded mineral resource base, has increased capital costs, including those associated with an autoclave process.  Ore and waste stockpiles, tailings costs, and costs of materials and equipment have also all been trending higher, along with the gold price. Consequently, additional studies and cost-optimization plans have been initiated, including a review of the mining sequence and layout of the surface infrastructure and further detailed environmental work. This additional work will delay the completion of the feasibility study.

Despite this delay, management is confident in the future development of the Joanna property given its measured and indicated in-pit resources of 54.1 million tonnes at an average grade of 1.29 grams of gold per tonne, or           2,245,000 ounces of gold, in the Hosco block, its excellent exploration potential, its location in the heart of the Cadillac Break gold camp, and its close proximity to existing infrastructure.

As a result of detailed metallurgical pilot tests utilising the Albion and autoclave recovery processes, management has concluded the use of an autoclave is the preferred option for processing the Hosco ore.  The tests indicated that the estimated overall gold recovery, utilising an autoclave would be 87.5% compared to overall recoveries, utilising Albion, of 85.1%, at a grade of 1.25 grams of gold per tonne.

An updated mineral resource estimate was completed in the second quarter of 2011 integrating the results of the drilling program that took place during the last three quarters of 2010 and January 2011 in the lateral and depth extensions of the pit outline of the Hosco Deposit-Joanna Gold Project.  At a cut-off grade of 0.5 grams of gold per tonne, in-pit measured and indicated mineral resources increased by 537,000 ounces, a 31% increase when

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1 See “Non-GAAP” measures on page 8.

Aurizon Mines Ltd.	SECOND QUARTER NEWS RELEASE	Page | 6

compared to the last estimate released on July 5, 2010 and now total 2,245,000 ounces of gold for the Hosco deposit only.

The objective of the 2011 drill campaign was to perform step-out drilling on 50 metre spacings along the 2.5 kilometre strike length of the Heva deposit and potential satellite zones, down to 150 metres, in order to extend the mineral resources contour and to increase the quality of the existing indicated and inferred mineral resources. A $4.6 million exploration program at Joanna comprising 27,000 metres of drilling was completed in the first half of 2011.  There has not been any drilling activity since the second quarter to allow for the compilation of the drill assay results.

Fayolle Property

Three to four drill rigs were active in the second quarter of 2011 completing 11,590 metres of drilling that was divided between continued exploration of the Fayolle deposit defining the size and geometry of the deposit on a 25 – 50 metre drill spacing and exploration of similar geological targets within the 2 kilometre long gold bearing structure that crosses the property.  Expenditures during the second quarter totalled $1.6 million and year to date totalled $3.3 million.  Compilation of the drill results is underway.

Aurizon may earn up to a 65% interest in the Fayolle property, subject to an underlying 2% net smelter royalty. The Fayolle Property comprises 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break and is situated 10 kilometres north of Aurizon’s Joanna Project in north-western Quebec.

Marban Property

Two to three drill rigs were active in the second quarter of 2011 completing 16,000 metres of drilling focusing on the lateral and depth extensions of the existing mineral resources.  The drilling to date has validated the geological and structural model of the deposit; established lateral and vertical continuity to the mineralized shear zones; and demonstrated the potential for both bulk tonnage and narrower higher-grade ore shoots. Expenditures during the second quarter totalled $1.8 million and year to date totalled $3.6 million.

Aurizon may earn up to a 65% interest in the Marban property, which comprises forty-two mining claims and three mining concessions covering 976 hectares in the heart of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.

Rex South Property

The exploration camp was opened at the Rex South property in the second quarter of 2011 to allow for the mobilization of the geological crew and drill equipment.  Geophysical surveys and prospecting were initiated in late May 2011 and drilling commenced in late June 2011 to follow up on the 2010 discovery of a major gold-silver-copper-tungsten mineralized zone indentified from surface sampling.  Expenditures during the second quarter, and year to date, totalled $0.9 million.

ADDITIONAL INFORMATION

Additional information about the Company’s Casa Berardi Mine and Joanna Gold Development projects as required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Company's Annual Information Form for the year ended December 31, 2010, and the latest Technical Reports on each project, copies of which can be found under Aurizon’s profile on SEDAR at www.sedar.com and are also available on the Company’s website at www.aurizon.com.

QUALIFIED PERSON AND QUALITY CONTROL

Information of a scientific or technical nature in this document was prepared under the supervision of Martin Bergeron, P. Eng., Vice-President of Operations of Aurizon and a qualified person under National Instrument 43-101.

Aurizon Mines Ltd.	SECOND QUARTER NEWS RELEASE	Page | 7

OUTLOOK

Based upon first half results and a review of the mine plan which anticipates both higher ore throughput and ore grades for the balance of the year, Casa Berardi production guidance for the full year remains at approximately 165,000 ounces.  The continued strength of the Canadian dollar together with general mining industry cost pressures has resulted in a 2% revision to the forecast total cash costs in U.S. dollar terms of US$535 per ounce for the full year, assuming a Canadian dollar exchange rate of 0.96 against the U.S. dollar for the balance of the year.  This compares to total cash costs of US$525 per ounce provided with the first quarter results using the same exchange rates.

Onsite mining, milling and administration costs for 2011 are expected to decrease from the $124 per tonne experienced in the first half of 2011 and average $120 per tonne for the full year, 2% higher than previous guidance, and up 8% from 2010 unit operating costs as a result of reduced development ore, smaller stopes, and longer haulage distances.

Capital expenditures at Casa Berardi are estimated to total $46.4 million in 2011, lower than previous guidance of $51.1 million as a result of delays in initiating the shaft deepening project.  In the first half of 2011, $17.6 million of capital expenditures were incurred.  Approximately 50% of the 2011 capital expenditures comprise shaft sinking, infrastructure costs and lateral development that will allow access to the lower portion of Zone 113 as well as the recently discovered gold mineralization at depth in Zones 118 and 123, east of the West mine production shaft.

An additional $13.4 million will be invested on exploration at Casa Berardi in 2011 ($6.3 million incurred in the first half of 2011) which will include approximately 115,000 metres of surface and underground diamond drilling.  Up to 4 surface and 9 underground drill rigs will be active during the course of 2011.  The Company expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well as exploring for extensions of these structures.

As a result of the initial review of some of the studies for the Joanna feasibility report indicating that the projected capital and operating costs appear to be significantly higher than previously anticipated, further studies and cost optimization plans have been initiated. This includes a review of the mining sequence, a review of the layout of surface infrastructure, and further detailed environmental work. This additional work will delay the completion of the feasibility study.

Despite this delay, management is confident in the future development of the Joanna property given its measured and indicated in-pit resources of 54.1 million tonnes at an average grade of 1.29 grams of gold per tonne, or           2,245,000 ounces of gold, in the Hosco block, its excellent exploration potential, its location in the heart of the Cadillac Break gold camp, and its close proximity to existing infrastructure.

A $4.6 million exploration program at Joanna comprising 27,000 metres of drilling was completed in the first half of 2011.  There has not been any drilling activity since the second quarter to allow for the compilation of results.  A supplemental exploration program is being evaluated which would result in the resumption of drilling activity in the second half of 2011.

Aggressive exploration programs are also underway at the Company’s other Quebec properties which will result in budgeted expenditures in the second half of 2011 totalling $12.1 million (before tax credits).  Exploration costs totalled $9.2 million, before tax credits, in the first half of 2011.

Aurizon Mines Ltd.	SECOND QUARTER NEWS RELEASE	Page | 8

NON-GAAP MEASURES

Realized gold price per ounce of gold

Realized gold price per ounce of gold is a non-GAAP measure and is calculated by adjusting revenue for all realized gains and losses on gold derivative instruments and then dividing by the gold ounces sold.

Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure, total cash costs per ounce of gold in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

In calculating the total cash costs per ounce of gold for the second quarter of 2011, cost of sales were reduced by depreciation and depletion charges of $8.6 million and silver revenues of $0.2 million, compared to $9.4 million and $0.1 million, respectively for the same period in 2010.  For the first half of 2011, cost of sales were reduced by depreciation and depletion charges of $16.7 million and silver revenues of $0.4 million, compared to $17.3 million and $0.3 million, respectively for the same period in 2010.

Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne is calculated by adjusting operating costs included in cost of sales, as shown in the Statements of Comprehensive Income, for inventory adjustments and then dividing by the tonnes processed through the mill.

For the second quarter of 2011, there were no inventory adjustments necessary to operating costs compared to inventory adjustments of $1.4 million for the same period in 2010.  For the first half of 2011, operating costs were increased by inventory adjustments of $0.6 million compared to inventory adjustments of $1.5 million for the same period in 2010.

Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For the second quarter of 2011, the average realized gold price was US$1,521 less total cash costs of US$544 for an operating profit margin of US$977, compared to an average realized gold price of US$1,082 less total cash costs of US$504 for an operating profit margin of US$578 in the same quarter of 2010.

For the first half of 2011, the average realized gold price was US$1,462 less total cash costs of US$580 for an operating profit margin of US$882, compared to an average realized gold price of US$1,049 less total cash costs of US$520 for an operating profit margin of US$529 in the same period of 2010.

Aurizon Mines Ltd.	SECOND QUARTER NEWS RELEASE	Page | 9

OUTSTANDING SHARE DATA

As of August 10, 2011, Aurizon had 162,668,452 common shares issued and outstanding.  In addition, 9,008,100 incentive stock options representing 5.2% of outstanding share capital are outstanding and exercisable into common shares at an average price of $5.20 per share.

Common Shares (TSX – ARZ & NYSE Amex – AZK)
	June 30,	December 31,
	2011	2010
Issued	162,435,952	162,145,702
Fully-diluted	171,676,552	171,815,302
Weighted average	162,318,119	160,249,688

CONFERENCE CALL AND WEBCAST

Aurizon management will host a conference call and live webcast for analysts and investors on Thursday, August 11, 2011 at 8:00 a.m. Pacific Daylight Time (11:00 a.m. Eastern Daylight Time) to review the results.

Conference Call Numbers:

Canada & USA Toll Free Dial In: 1-800-319-4610 or Outside Canada & USA Call: 1-604-638-5340.

The call is being webcast and can be accessed at Aurizon's website at www.aurizon.com or enter the following URL into your web browser: http://services.choruscall.com/links/aurizon110811.html.

Those who wish to listen to a recording of the conference call at a later time may do so by calling: Canada & USA Toll Free: 1-800-319-6413 or outside Canada & USA: 1-604-638-9010, (Code: 1001#).  A replay of the call will be available until Thursday, August 18, 2011.

Aurizon Mines Ltd.	SECOND QUARTER NEWS RELEASE	Page | 10

FORWARD LOOKING STATEMENTS AND INFORMATION

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is made as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements regarding the Company’s expectations and estimates as to future gold production, anticipated rates of recovery,  anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, estimated mineral resources and timing of feasibility study on the Joanna Gold Development Project, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected  timing and results of exploration activities and feasibility and pre-feasibility studies, permitting time-lines, evaluation of opportunities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2011, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company’s Casa Berardi Mine will continue, that the Company’s current mine plan can be achieved, and with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based as mentioned in this report, general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This document may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:
Aurizon Mines Ltd.	or
David P. Hall, President & CEO	Renmark Financial Communications Inc.
Ian S. Walton, Executive Vice President & CFO	1050 – 3400 De Maisonneuve Blvd West
Suite 1120, Cathedral Place, 925 W. Georgia Street Vancouver, BC V6C 3L2	Montreal, QC H3Z 3B8 Barry Mire: bmire@renmarkfinancial.com
Telephone: 604-687-6600 Fax: 604-687-3932 Toll Free: 1-800-411-GOLD (4653) Investor Relations: jennifer.north@aurizon.com Email: info@aurizon.com Website: www.aurizon.com	Matthew Planche: mplanche@renmarkfinancial.com: Media: Guy Hurd: ghurd@renmarkfinancial.com Tel: (514) 939-3989 Fax: (514) 939-3717

Aurizon Mines Ltd.	SECOND QUARTER NEWS RELEASE	Page | 11

Interim Balance Sheets as at,

(Unaudited, expressed in thousands of Canadian dollars)	June 30, 2011	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$ 152,511	$ 139,341
Marketable securities	1,326	1,129
Inventories	11,818	12,085
Accounts receivable and other receivables	9,492	7,258
Derivative instrument assets	323	-
Tax credits receivable	8,458	12,398
Total current assets	183,928	172,211
Non-current assets
Property, plant and equipment	160,378	152,012
Mineral properties	4,380	4,220
Deferred finance costs	424	-
Other assets	12,748	8,100
Total non-current assets	177,930	164,332
TOTAL ASSETS	$ 361,858	$ 336,543

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$ 22,851	$ 18,905
Current tax liabilities	3,287	-
Current portion of long-term obligations	257	756
Total current liabilities	26,395	19,661
Non-current liabilities
Provisions	15,182	13,114
Deferred tax liabilities	39,922	35,378
Total non-current liabilities	55,104	48,492
Total liabilities	81,499	68,153

EQUITY
Shareholders’ equity
Issued capital	270,871	269,677
Contributed surplus	1,118	1,022
Share-based compensation	15,651	13,719
Deficit	(7,357)	(16,407)
Accumulated other comprehensive income	76	379
Total shareholders’ equity	280,359	268,390
TOTAL LIABILITIES AND EQUITY	$ 361,858	$ 336,543

Aurizon Mines Ltd.	SECOND QUARTER NEWS RELEASE	Page | 12

Interim Statements of Comprehensive Income

	Three months ended		Six months ended
(Unaudited, expressed in thousands of Canadian dollars except per share amounts)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Revenue	$ 58,960	$ 50,471	$ 106,171	$ 90,302
Less cost of sales	(29,847)	(30,382)	(59,074)	(57,657)
Gross profit	29,113	20,089	47,097	32,645

Other operating expenses
Exploration costs	(6,098)	(2,830)	(13,202)	(4,800)
General and administration costs	(4,168)	(3,199)	(10,254)	(8,373)
Other net gains (losses)	4	852	(32)	1,587
Operating profit	18,851	14,912	23,609	21,059

Finance income	330	123	669	212
Finance costs	(241)	(189)	(442)	(397)
Other derivative gains (losses)	323	(4,317)	323	(4,475)
Profit before income tax	19,263	10,529	24,159	16,399

Income tax expense	(12,659)	(4,992)	(15,111)	(8,470)
PROFIT FOR THE PERIOD	6,604	5,537	9,048	7,929

Other comprehensive income
Unrealized loss on marketable securities	(272)	(145)	(303)	(145)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$ 6,332	$ 5,392	$ 8,745	$ 7,784

Weighted average number of common shares outstanding – Basic	162,409	159,555	162,318	159,327
Earnings per share - Basic	$ 0.04	$ 0.03	$ 0.05	$ 0.05
Weighted average number of common shares outstanding – Diluted	164,115	161,822	164,463	161,092
Earnings per share – Diluted	$ 0.04	$ 0.03	$ 0.05	$ 0.05

Aurizon Mines Ltd.	SECOND QUARTER NEWS RELEASE	Page | 13

Interim Statements of Cash Flows

	Three months ended		Six months ended
(Unaudited, expressed in thousands of Canadian dollars)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Operating activities
Profit for the period	$ 6,604	$ 5,537	$ 9,048	$ 7,929
Adjustment for non-cash items:
Depreciation and depletion	8,683	9,437	16,721	17,277
Share-based compensation	999	867	2,397	3,729
Unrealized derivative gains	(323)	(1,167)	(323)	(4,530)
Future income tax expense	4,274	2,600	4,544	5,236
Other	79	(337)	2,151	25
	20,316	16,937	34,538	29,666
Decrease (increase) in non-cash working capital items	2,740	(427)	3,054	(3,990)
Net cash provided by operating activities	23,056	16,510	37,592	25,676

Investing activities
Property, plant and equipment	(12,359)	(6,404)	(22,905)	(15,246)
Mineral properties	(130)	(190)	(160)	(193)
Purchase of marketable securities	(500)	(500)	(500)	(500)
Reclamation deposits	-	-	(418)	-
Net cash used in investing activities	(12,989)	(7,094)	(23,983)	(15,939)

Financing activities
Issuance of shares	433	1,710	826	2,132
Deferred finance costs	(15)	-	(492)	-
Long-term obligations	(773)	(620)	(773)	(641)
Net cash (used in) provided by financing activities	(355)	1,090	(439)	1,491

NET INCREASE IN CASH AND CASH EQUIVALENTS	9,712	10,506	13,170	11,228
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	142,799	113,820	139,341	113,098
CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 152,511	$ 124,326	$ 152,511	$ 124,326